Filed Pursuant to Rule 424(b)(3)

Registration No. 333-269077

Prospectus Supplement

to prospectus dated May 12, 2023

9,978,100,000 Shares of Common Stock Offered by Selling Stockholders

This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the prospectus dated May 12, 2023, as supplemented on January 10, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-269077). The Prospectus and this prospectus supplement relate to the resale or other disposition from time to time by the selling stockholders named in the Prospectus (the “Selling Stockholders”) of up to 9,978,100,000 shares of common stock of Rennova Health, Inc. issuable upon the exercise of Series B Warrants which we sold to the Selling Stockholders in private placements on March 21, 2017.

You should read this prospectus supplement together with the Prospectus as the information contained herein updates, amends and supplements the information included or incorporated by reference in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus. This prospectus supplement is part of the Prospectus and must accompany the Prospectus to satisfy the prospectus-delivery requirements of the Securities Act of 1933, as amended.

Our common stock is traded on the OTC Pink under the symbol “RNVA.” The last reported sales price of our common stock on March 21, 2024, was $0.0001 per share. There were 43,051,312,711 shares of our common stock outstanding as of March 21, 2024.

The Selling Stockholders may sell the shares of common stock being offered by the Prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in the Prospectus under “Plan of Distribution.” The Prospectus provides that the Selling Stockholders may sell the common stock at a fixed price of $0.0001 per share until our common stock is quoted on the OTCQB or OTCQX marketplace or listed on a national securities exchange. Thereafter, the prices at which the Selling Stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We are not selling any securities under the Prospectus and we will not receive any proceeds from the sale of the shares by the Selling Stockholders. However, we may receive proceeds from the cash exercise of the Series B Warrants which, if exercised in full in cash, would result in gross proceeds of $898,029. See the section entitled “Use of Proceeds” on page 18 of the Prospectus.

On March 20, 2024, the Company and the Selling Stockholders agreed that, with regard to Series B Warrants to acquire 101,350,000,000 shares of common stock, the termination date of such Warrants would be extended from March 21, 2024 to December 31, 2025; provided, that (subject to the Company then having an effective registration statement covering the applicable number of shares) if Series B Warrants to acquire the following number of shares of common stock are not exercised in the respective periods below (each an “Exercise Condition”), the termination date of all the Series B Warrants shall instead be the date the first such Exercise Condition is not satisfied:

From March 21, 2024 to April 15, 2024	1,350,000,000 shares
From April 16, 2024 to August 30, 2024	2,500,000,000 shares
From August 31, 2024 to December 27, 2024	4,000,000,000 shares
From December 28, 2024 to April 24, 2025	4,000,000,000 shares
From April 25, 2025 to August 29, 2025	4,000,000,000 shares

Such share numbers are subject to adjustment in the case of stock splits, combinations, dividends, reclassifications, recapitalizations or other similar events. No cashless exercise of Series B Warrants shall count toward the satisfaction of an Exercise Condition. Other than the Series B Warrants to acquire 101,350,000,000 shares of common stock extended pursuant to the terms of this agreement, warrants to acquire the following number of shares of common stock held by the Selling Stockholders expired on March 21, 2024 pursuant to their terms: Series A Warrants (189,968,328,333 shares); Series B Warrants (23,852,257,133 shares); and Series C Warrants (189,968,321,178 shares).

Investing in our securities involves a high degree of risk. See “Rick Factors” beginning on page 3 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is March 21, 2024